EXHIBIT 99.20
CONSENT OF EXPERT
          Reference is made to the Annual Report on Form 40-F (the “Form 40-F”) of Cameco Corporation (the “Corporation”) to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended.
          I hereby consent to reference to my name and my involvement in the preparation of, or supervision of the preparation of, scientific and technical information in the following instances:
(a)	under the headings “The Nuclear Business — Reserves and Resources”, “The Nuclear Business — Mining Properties — McArthur River” and “Interest of Experts” in the Corporation’s Annual Information Form for the year ended December 31, 2009 dated March 31, 2010 for the McArthur River/Key Lake properties; and

(b)	under the heading “Reserves and Resources” in Management’s Discussion and Analysis of Financial Condition and Results of Operation for the year ended December 31, 2009 dated February 23, 2010 for the McArthur River/Key Lake properties,
(collectively the “Technical Information”) in the Form 40-F, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Form 40-F.
          I also hereby consent to the incorporation by reference of such Technical Information in the registration statements (Nos. 333-11736, 333-6180 and 333-139165) on Form S-8 for the Cameco Corporation Stock Option Plan, and registration statement (No. 333-139324) on Form S-8 for the Cameco Corporation Employee Share Ownership Plan.
Sincerely,

/s/ Leslie (Les) D. Yesnik

Name:	Leslie (Les) D. Yesnik, P. Eng.
Title:	General Manager, Key Lake operations, Cameco Corporation

Date:	March 31, 2010